UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission file number 001-14925

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Standard 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

StanCorp Financial Group, Inc.

1100 SW Sixth Avenue

Portland, Oregon 97204

(971) 321-7000

(Issuer’s telephone number, including area code)

Note:	All other schedules required by Title 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees

The Standard 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of The Standard 401(k) Plan (the “Plan”) as of December 31, 2014, and the related statement of changes in net assets available benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information included in Schedule H, line 4(i) – Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA. In our opinion, the supplemental information included in Schedule H, line 4(i) – Schedule of Assets (Held at End of Year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ MOSS ADAMS LLP

Portland, Oregon

June 19, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of

The Standard 401(k) Plan

Portland, Oregon

We have audited the accompanying statements of net assets available for benefits of The Standard 401(k) Plan (the “Plan”) as of December 31, 2013, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Portland, Oregon

June 26, 2014

THE STANDARD 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2014	2013
ASSETS:
Investments:
At fair value:
Pooled separate accounts	$291,436,391	$265,817,838
Employer stock	9,702,912	9,741,676
Portfolio Fund — deposit administration contracts	172,178,990	159,910,260

Total investments	473,318,293	435,469,774

Receivables:
Contributions receivable from Standard Insurance Company	349,016	271,375
Notes receivable from participants	8,930,148	8,655,818

Total receivables	9,279,164	8,927,193

LIABILITIES	—	—

NET ASSETS AVAILABLE FOR BENEFITS	$482,597,457	$444,396,967

See Notes to Financial Statements.

THE STANDARD 401(K) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years ended
	December 31,
	2014	2013
ADDITIONS:
Investment income:
Net appreciation in fair value of investments	$22,366,413	$65,449,361
Employer stock dividend income	173,077	155,203
Interest income on notes receivable from participants	279,737	278,835
Interest and dividends	6,731,312	6,041,201

Total investment income	29,550,539	71,924,600

Contributions:
Participants	15,985,195	15,255,845
Rollover	5,633,699	1,941,258
Employer	10,599,178	9,927,860

Total contributions	32,218,072	27,124,963

Total additions	61,768,611	99,049,563

DEDUCTIONS:
Distributions to participants	23,456,344	31,543,082
Administrative expenses	111,777	124,709

Total deductions	23,568,121	31,667,791

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	38,200,490	67,381,772
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	444,396,967	377,015,195

End of year	$482,597,457	$444,396,967

See Notes to Financial Statements.

THE STANDARD 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

1.	DESCRIPTION OF THE PLAN

The following description of The Standard 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description and may request a copy of the Plan document from the Plan sponsor for more detailed information.

General—The Plan is a voluntary deferred compensation plan under Section 401(k) of the Internal Revenue Code (the “Code”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan sponsor and trustee is Standard Insurance Company (“Standard”), and the Plan record keeper and administrative service provider is Standard Retirement Services, Inc. (“Standard Retirement Services”). Both Standard and Standard Retirement Services are wholly-owned subsidiaries of StanCorp Financial Group, Inc. (“StanCorp”). The Plan trustees control and manage the operation of the Plan.

Eligibility—Effective January 1, 2007, all new employees of StanCorp and its subsidiaries, except leased employees, union employees, interns and individuals not eligible based on written agreement, enter the Plan on the date of hire.

Participants are eligible for a matching contribution following the date of hire. Employees hired January 1, 2003 or after, are also eligible for a non-elective contribution starting January 1 following the date of hire. Eligible employees are not required to contribute to the Plan to receive this non-elective contribution. Employees hired prior to January 1, 2003 are not eligible for this non-elective contribution due to their participation in the Standard defined benefit plan.

Contributions—Participants may elect to make traditional contributions (pre-tax) or Roth contributions (after-tax).

Each year, participants may contribute a percentage of eligible compensation to the Plan, ranging between 3% and the maximum percentage legally permissible, which is determined by the Code.

Presently, Standard matches 100% of the first 3% of eligible compensation that a participant contributes to the Plan and 50% of the next 2% of eligible compensation that a participant contributes to the Plan. The non-elective contribution is 2% of eligible compensation for the first five years and increases by one percentage point for each additional five years of service by an eligible participant to a maximum of 6%.

Upon enrollment in the Plan, participants may direct their contributions and the employer contributions in 1% increments to a number of funds that are administered and maintained by Standard. The Plan offers 21 pooled separate account investments, the Portfolio Fund and Employer Stock as investment options for participants. Participants may change or transfer their investment options daily, subject to fund trading restrictions for Employer Stock.

Each participant’s account is credited with the participant’s contributions, an allocation of Standard’s matching contributions, the non-elective contribution, if applicable, and net investment earnings/losses.

Vesting—Participants are immediately fully vested in both their elective contributions and Standard’s matching contributions. Eligible participants are fully vested in the non-elective contributions after three years of service or upon reaching normal retirement age while employed. Non-vested non-elective contributions are forfeited when participants take a distribution upon termination of employment or when participants terminate employment and have a subsequent consecutive five-year break in service. Forfeited contributions are used to pay Plan expenses and to offset future employer contributions. During the years ended December 31, 2014 and 2013, employer contributions were reduced for forfeited non-vested accounts by $83,923 and $248,000, respectively. At December 31, 2014 and 2013, forfeited non-vested accounts totaled $85,726 and $118,830, respectively.

Termination of Employment—Upon termination of service, a participant may leave funds in the Plan if the participant’s account balance is greater than $1,000, may request a direct rollover into an IRA or to another eligible plan that accepts direct rollovers or may request a distribution of the participant’s account balance. See “ —Withdrawals and Distributions.” Funds remaining in the Plan continue as tax deferred and are invested at the participant’s direction until federal law requires a distribution after age 70 1/2.

Withdrawals and Distributions—Upon termination of service, a participant may elect to receive benefits in a lump sum, in quarterly partial distributions or in payments from the participant’s account until the vested account balance is exhausted. Distributions are made as soon as administratively possible to electing employees who terminate or retire, or to the beneficiaries of deceased participants. Withdrawals also may be made in the case of hardship or certain other circumstances as described in the Plan.

Notes Receivable from Participants—Participants may borrow up to the lesser of 50% of their vested account balance or $50,000 as defined in the Plan. Loans are secured by the participant’s account balance and bear interest at rates commensurate with prevailing rates at the time funds are borrowed. Principal and interest are paid through payroll deductions.

Termination of the Plan—Although it has not expressed any intent to do so, Standard has the right under the Plan to discontinue its contributions at any time and to terminate the Plan. In the event of Plan termination, participants would become fully vested in all benefits earned to that date and Plan assets would be available for distribution to participants. Distributions to each participant at termination would be based on the value of that participant’s account.

Administrative Expenses—Administrative expenses are paid by Standard with the exception of an asset-based fee, a loan initiation fee and a lump sum distribution fee. The asset-based fee is 0.04% of participants’ account balances and is reduced by any revenue received from providers of the underlying mutual funds.

Employer Stock Limitation—Under the Plan, only 20% of any participant or beneficiary’s account balance may be invested in Employer Stock.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed in preparation of the Plan’s financial statements.

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates—Plan management is required to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions and deductions during the reporting periods. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan invests in various securities and insurance contracts including pooled separate account investments, the Portfolio Fund and Employer Stock. These investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities could occur in the near term, and such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Concentration of Risks—The Plan’s assets consist primarily of financial instruments including investments in pooled separate accounts, the Portfolio Fund and Employer Stock. The financial instruments may subject the Plan to concentrations of risk. The contract value of the Portfolio Fund is dependent on the ability of Standard to honor its contractual commitments as the issuer. Investments in pooled separate accounts and Employer Stock are subject to changes in the market values of the underlying securities.

Investment Valuation and Income Recognition—The Plan’s investments in pooled separate accounts, the Portfolio Fund and Employer Stock are measured at fair value on a recurring basis. The Plan is either credited or charged for the change in unit values of its pooled separate account and Employer Stock investments. See “Note 7—Fair Value” for the valuation of the pooled separate accounts and Employer Stock. The Portfolio Fund is comprised of deposit administration contracts with Standard. See “Note 5—Portfolio Fund—Deposit Administration Contracts” for the valuation of the Portfolio Fund.

Purchases and sales are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants—Notes receivable from participants are measured at their unpaid balance plus any accrued, but unpaid, interest. Notes receivable from participants are secured by the vested account balance of the participants receiving the loans and are evidenced by negotiable promissory notes. Notes receivable from participants are subject to substantially level amortization over periods not to exceed five years, or ten years if used to purchase a primary residence. Interest is charged based on the prime rate at the time of the loan. Loan payments of participants currently employed by StanCorp are collected through payroll deductions. Loan payments from former employees are due monthly. Interest rates on loans outstanding at December 31, 2014, ranged from 3.25% to 8.25% with maturities through October 2024. Each loan is treated as a directed investment by the participant borrower of Plan assets separate from any other assets of the Plan. As such, any earnings, gains or losses attributable to the loan will be credited only to the segregated investment fund representing that loan, and will in turn be allocated solely to the participant’s account.

Payment of Benefits—Benefits are recorded when paid.

New Accounting Standards—In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). ASU No. 2015-07 removes the requirement to categorize within the fair value hierarchy all investments for which the fair value is measured using the net asset value per share practical expedient. This ASU also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share expedient. This ASU is to be applied retrospectively to all periods presented and is effective for annual reporting periods and interim reporting periods within those annual reporting periods beginning after December 15, 2015. Early adoption is permitted. The Plan is currently evaluating the impact of adopting this ASU on the Plan’s financial statements.

3.	PARTY-IN-INTEREST TRANSACTIONS

The assets of the Plan included 133,136 and 141,547 shares of Employer Stock at December 31, 2014 and 2013, respectively, as well as funds on deposit with and investments maintained by Standard. Because Standard is the Plan sponsor, these investment transactions qualify as party-in-interest transactions.

4.	INVESTMENTS

The following table sets forth the Plan’s investments that exceeded 5% of net assets available for benefits:

	December 31,
	2014	2013
Portfolio Fund—deposit administration contracts	$172,178,990	$159,910,260
Pooled separate accounts:
Vanguard Institutional Index	42,316,972	36,023,305
T. Rowe Price Mid-Cap Growth	41,454,255	38,140,162
T. Rowe Price Blue Chip Growth	33,539,969	30,070,214
Columbia Mid Cap Index R5	25,536,073	22,876,873

The following table sets forth net appreciation by investment type:

	December 31,
	2014	2013
Pooled separate accounts	$21,731,786	$60,653,753
Employer stock	634,627	4,795,608

Total	$22,366,413	$65,449,361

5.	PORTFOLIO FUND—DEPOSIT ADMINISTRATION CONTRACTS

The Plan invests in the Portfolio Fund, which is comprised of deposit administration contracts with Standard. Standard maintains the contributions in an unallocated fund, whose assets are commingled with other assets in the general account of Standard. The account is credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses charged by Standard Retirement Services. The Portfolio Fund is recorded and included in the financial statements at fair value, which approximates contract value, on a recurring basis. Contracts are fully benefit-responsive and participants may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made, plus earnings, less withdrawals and administrative expenses. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of a plan. The contract crediting rate is established at the beginning of each calendar year and is guaranteed for one year. Because the contract crediting rate is reset annually at the current portfolio rate basis, the appropriate discount rate used in the calculation of the fair value of the deposit administration contracts equals the contract crediting rate.

The crediting rate is determined on an annual basis by the Retirement Plans division of Standard and is approved by StanCorp’s management committee. The crediting rates for the deposit administration contracts of the Plan ranged from 3.30% to 4.00% for 2014 and 3.20% to 3.95% for 2013.

There are no events that limit the ability of the Plan to withdraw contract value or otherwise transact at contract value with Standard as the contract issuer. Standard may defer any withdrawal request for 30 days after receipt of written notice of the withdrawal request, and may defer honoring any withdrawal request for any reasonable period if, due to the closing or other disruption of financial markets or exchanges, Standard is unable to prudently liquidate assets necessary to satisfy the request. A delay caused by market disruption is improbable of occurring.

Standard may terminate the contracts with 30 days advance written notice to the contract owner. Upon such notice, the contract owner may choose immediate payment at contract value or payment in installments over 20 calendar quarters, with interest continuing under the same terms as if the contract remained in force.

6.	INCOME TAXES

The Plan obtained its latest determination letter on April 24, 2012, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Code. Therefore, the Plan administrator believes that the Plan was qualified, and the related trust was tax exempt as of the financial statement date. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

The Plan administrator has concluded that as of December 31, 2014, there were no uncertain tax positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to the applicable statute of limitations.

7.	FAIR VALUE

Assets and liabilities recorded at fair value are disclosed using a three-level hierarchy. The classification of assets and liabilities within the hierarchy is based on whether the inputs to the valuation methodology used for measurement are observable or unobservable. Observable inputs reflect market-derived or market-based information obtained from independent sources while unobservable inputs reflect our estimates about market data.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

•	Level 1 inputs are based upon quoted prices in active markets for identical assets or liabilities that the Plan can access at the measurement date;

•

Level 2 inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market; and

•

Level 3 inputs are generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Plan’s estimates of assumptions that market participants would use in pricing the asset or liability.

When developing fair value measurements, it is the policy of the Plan to use quoted market prices whenever available, or to maximize the use of observable inputs and minimize the use of unobservable inputs when quoted market prices are not available.

Following are descriptions of the valuation methodologies used for assets measured at fair value. There have been no changes in valuation methodologies used at December 31, 2014 and 2013.

•	Employer Stock: Investments in StanCorp’s common stock are valued at the closing market price on the last day of the year as quoted on the New York Stock Exchange Euronext.

•	Pooled Separate Accounts: Accounts consist of Mutual Funds. The Mutual Funds are valued using quoted prices in an active market.

•	Portfolio Fund: Valued at fair value, which approximates contract value.

The Plan currently has no assets or liabilities measured at fair value on a nonrecurring basis. The following tables set forth the estimated fair values of assets measured and recorded at fair value on a recurring basis:

	December 31, 2014
	Total	Level 1	Level 2	Level 3
Assets:
Pooled separate accounts:
Large cap growth	$46,145,136	$46,145,136	$—	$—
Large cap blend	44,980,972	44,980,972	—	—
Mid cap growth	41,549,518	41,549,518	—	—
Foreign	34,359,129	34,359,129	—	—
Mid cap blend	25,536,073	25,536,073	—	—
Large cap value	22,349,868	22,349,868	—	—
Mid cap value	17,447,357	17,447,357	—	—
Balanced	11,676,410	11,676,410	—	—
Small cap growth	11,601,746	11,601,746	—	—
Intermediate bond	11,409,401	11,409,401	—	—
Small cap value	11,048,975	11,048,975	—	—
Small cap blend	6,670,224	6,670,224	—	—
Lifecycle	4,032,689	4,032,689	—	—
Inflation-protected bond	2,628,893	2,628,893	—	—

Total pooled separate accounts	291,436,391	291,436,391	—	—
Employer stock	9,702,912	9,702,912	—	—
Portfolio Fund—deposit administration contracts	172,178,990	—	172,178,990	—

Total investments at fair value	$473,318,293	$301,139,303	$172,178,990	$—

	December 31, 2013
	Total	Level 1	Level 2	Level 3
Assets:
Pooled separate accounts:
Large cap growth	$41,275,730	$41,275,730	$—	$—
Large cap blend	38,381,746	38,381,746	—	—
Mid cap growth	38,227,744	38,227,744	—	—
Foreign	33,998,634	33,998,634	—	—
Mid cap blend	22,876,873	22,876,873	—	—
Large cap value	19,410,957	19,410,957	—	—
Mid cap value	15,079,083	15,079,083	—	—
Small cap growth	12,195,729	12,195,729	—	—
Small cap value	11,616,339	11,616,339	—	—
Intermediate bond	11,357,342	11,357,342	—	—
Balanced	9,585,665	9,585,665	—	—
Small cap blend	6,310,329	6,310,329	—	—
Lifecycle	2,943,348	2,943,348	—	—
Inflation-protected bond	2,558,319	2,558,319	—	—

Total pooled separate accounts	265,817,838	265,817,838	—	—
Employer stock	9,741,676	9,741,676	—	—
Portfolio Fund—deposit administration contracts	159,910,260	—	159,910,260	—

Total investments at fair value	$435,469,774	$275,559,514	$159,910,260	$—

There were no transfers into or out of Level 1, Level 2 or Level 3 for 2014 and 2013.

The primary input used to value the Portfolio Fund is the discount rate, which is based on an observable input, the crediting rate. As a result, Plan management has categorized the Portfolio Fund as having Level 2 inputs at December 31, 2014 and 2013. The valuation methods described in this Note 7 above may produce fair value calculations that may not be indicative of net realizable values or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

*  *  *  *  *  *

THE STANDARD 401(K) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS

(HELD AT END OF YEAR) AS OF DECEMBER 31, 2014

(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost	(e) Current Value
	Pooled Separate Accounts:
*	Standard Insurance Company	Separate Account A American Beacon Steph Sm Cap Gr		$11,601,746
*	Standard Insurance Company	Separate Account A Columbia Mid Cap Index R5		25,536,073
*	Standard Insurance Company	Separate Account A DFA US Small Cap I		6,670,224
*	Standard Insurance Company	Separate Account A DFA US Targeted Value I		11,048,975
*	Standard Insurance Company	Separate Account A Dodge & Cox Intl Stock		11,588,537
*	Standard Insurance Company	Separate Account A JP Morgan Mid Cap Value I		17,447,357
*	Standard Insurance Company	Separate Account A MFS Growth R4		5,446,515
*	Standard Insurance Company	Separate Account A MFS Intl Diversification R4		14,875,290
*	Standard Insurance Company	Separate Account A Munder Mid Cap Core Growth Y		95,263
*	Standard Insurance Company	Separate Account A Oppenheimer Intl Growth Y		7,895,302
*	Standard Insurance Company	Separate Account A PIMCO Total Return Instl		11,409,401
*	Standard Insurance Company	Separate Account A T. Rowe Price Blue Chip Growth		33,539,969
*	Standard Insurance Company	Separate Account A T. Rowe Price Growth Stock		7,158,652
*	Standard Insurance Company	Separate Account A T. Rowe Price Mid-Cap Growth		41,454,255
*	Standard Insurance Company	Separate Account A Vanguard Inflation Protected Sec		2,628,893
*	Standard Insurance Company	Separate Account A Vanguard Institutional Index		42,316,972
*	Standard Insurance Company	Separate Account A Vanguard Lifestrategy Cons		1,923,586
*	Standard Insurance Company	Separate Account A Vanguard Lifestrategy Growth		2,664,000
*	Standard Insurance Company	Separate Account A Vanguard Lifestrategy Mod		2,109,103
*	Standard Insurance Company	Separate Account A Vanguard Wellington Admiral		11,676,410
*	Standard Insurance Company	Separate Account A Vanguard Windsor II Admiral		22,349,868

	Total Pooled Separate Accounts			291,436,391
*	StanCorp Financial Group, Inc.	Employer stock		9,702,912
*	Standard Insurance Company	Portfolio Fund—deposit administration contracts		172,178,990
	Notes receivable from participants	Loans maturing 2015-2024; interest rates range from 3.25% to 8.25%.		8,930,148

	TOTAL			$482,248,441

Note: Historical cost information (Column (d)) for participant-directed investments is not required.

*	Standard Insurance Company and StanCorp Financial Group, Inc. are each considered a party-in-interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of The Standard 401(k) Plan have duly caused this annual report to be signed on their behalf by the undersigned, hereunto duly authorized.

The Standard 401(k) Plan

By	/s/ Floyd F. Chadee
Floyd F. Chadee
Senior Vice President and Chief Financial Officer StanCorp Financial Group, Inc.

June 19, 2015

EXHIBIT INDEX

Exhibit Number	Document Description

23.1	Consent of Independent Registered Public Accounting Firm for the year ended December 31, 2014

23.2	Consent of Independent Registered Public Accounting Firm for the year ended December 31, 2013